SPARE is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $100K goal

SPARE

Turns any cash register into an ATM

Small OPO · Valley Village, CA · Financial Services
US Investors Only

Chat

Overview · Team · Terms · Updates · Comments · Share


SPARE


SPARE
Your Private ATM
Sign In
Register
Sketch
9:41 AM
100%
SPARE
Bay St
101
Battery St
BAY BRIDG
80
Market St
AN FRANCISCO
Fell St
Haight St
16th St
CASTRO THEATRE
Folsom

An App for People Who Use Cash and the Small Business They Love

Invest in Spare

SPARE. is your mobile ATM network – get cash on the go! Our App turns any cash register into an ATM. The SPARE. mobile network simplifies safe access to your money by employing a unique security system to cr[...] convenient access to your cash, AND it is less expensive, much saf[...] more convenient than third-party ATMs.

Chat

Simply request the amount of cash you need, locate a local merchant partnered with the SPARE. mobile network, and request the cash you need. No more searching for elusive ATM's. SPARE. offers members an uninterrupted service of secure transactions. With its cutting-edge security protocols, SPARE. is perfectly safe. There are no more worries about credit card skimmers and identity thieves.

Set your cash pick-up location and enjoy the convenience of going about your day as planned, without having to stop at an out-of-the-way ATM. Go anywhere you want at your leisure. If you forget your cash, no big deal, tap into the network.

An entirely new and modern way to obtain cash is now at your fingertips.

Investment

Chat

Common Stock | $0.65 per share.
Minimum Investment: $260.00
When you invest you are betting that this company's future value will exceed $5.7M.

Perks

$500 + Invite to invitation-only Q&A with founders
$1000 + Life-time fee discount
$2500 + Invite for lunch with Founders

$5000 + Featured on investor list on website

Access to banking services from your local community.



A Note from D'ontra Hughes (Founder & CEO)


NEXT MONEY

"Just about 2 years ago SPARE. released its first public beta test of the platform. We set out to create a financial solution to a very common problem: the ATM. It seems to most that the ATM is almost perfect and the market impenetrable. However, when you consider factors such as increased ATM rates, the inconvenience of not always knowing where the best ATM is and the rise in the use of card skimmers to steal sensitive consumer information - ATMs look a lot less appealing. For a large portion of the US population the use of the ATM is a luxury and they can just choose to use their cards more. There is indeed a subset of the population where the use of the ATM s a necessity and very mush required in their everyday lives: underbanked and unbanked. Our mission is to provide access to financial services that the regular banked community has but for those that do not have regular banking relationships .And we chose to do this all around the most common factor is this groups life: cash.

Join us as we solve major financial access issues for the unbanked and underbanked communities. "

I know what you are thinking: "But cash is going away. it won't be around for much longer!"

Yes, we have seen digital currencies and digital transactions take on more traction over the recent years however, research shows us that cash still accounts for more than 70% of transactions TODAY. Thats not just domestic, think about when you travel, the best way to pay for goods/services in a foreign country is....CASH. Cash may be on the decline for larger payments and may suffer globally within the next 20 - 30 years. But the need for streamlined access today is where SPARE adds the most value to its consumers and the small business community that is the base of our network.

SPARE: Serving the Underbanked and Unbanked



PAYDAY ADVANCE
ATM

The SPARE team has created a **game-changing technological and digital sensation**, using new paradigms and software to provide unique financial services to the unbanked and underbanked.

If the terms "underbanked" and "unbanked" are new to you, allow us to explain: these are the roughly 33% of the US population that do not have a bank account at traditional financial institutions like Chase for Wells Fargo. They opt for using check-cashing locations, pre-paid debit cards and 3rd party ATMs to solve their financial access needs.

Even-though some may have an account with a traditional bank, t[illegible] use check cashing businesses because the $1.25 fee they pay to have instant access to their money is worth it over the 3-5 day wait that is typically known at the bank.

Whether they are the just-out-of-college students who can't afford the $12-15 monthly fee for their account when it was free while they were in school or the contractor that needs to pay his people today and can't wait 3-5 days for his funds to be available - these people fall under the key demographic for SPARE and its services. Our current partners include:

- Bank Innovation
- Canopy Boulder
- Facebook Start
- 4YFN Connecting Startups
- CNet and more.

We have come up with a solution to the questionable ATM machines at every corner that charge you to access your cash.



Spare Turns Any Cash Register Into An ATM

- Dispense cash directly from your register into the hands of your consumers.
- Increase your foot traffic.
- Reduce the liability of the extra cash you have on hand.
- Lower costs while increasing revenue.



SIGN IN OR REGISTER
SPARE
Your Private ATM
Get Cash
Dispense



EASILY NAVIGATE TO MANAGE YOUR ACCOUNT
Payment Method
Campus Credit
Enter Promo Code
Promo Code
Paypal
Apple Pay
Coming Soon
Synapse Pay



PICK MERCHANT ON THE MAP
SPARE
$9.00
GO
Cacao Coffee House
20



SELECT AMOUNT
$
20.00
Cancel
Confirm
Fee: $2.99



SHOW AND SCAN YOUR BARCODE TO GET CASH
OK
SPARE
$9.00

Chat
Chat
Chat

Our Partners

Chat

Our Market and Industry

According to Grand View Research in research published in 2016, the ATM market size globally is valued at $11 billion in 2014, $30B in 2016. North America alone takes up 35% of the ATM market. SPARE plans not only to capitalize on this market but also make the dread of finding an ATM less prevalent.

The value of our market is large and the size is as well: anyone who has asked for cash back. In addition, the check cashing industry represents a remarkable $12B industry in the US alone. With a strategy to provide access in a very unique way, SPARE has found a market, a need and a convenient way to address it.



Chat



ATM companies have seen many regulations that I come forward over the past 5 years to make them more secure for the consumer. These regulations have created expenses that many of these companies can not take on and have either gone out of business or chosen to leave their ATMs out of compliance with local and international laws.

This policy shift to protect the consumer in their dealings with ATMs is a major advantage for SPARE. We have created a solution that is more secure, costs less and is far more convenient than using an ATM. The changes in the ATM industry combined with the need for cash amongst the unbanked and underbanked is where SPARE offers the most potential for servicing consumers and growing int he years to come.

The ATM Isn't Our Only Competitor

Chat

There are companies like: Abra, SoCash, and MoneyOnMobile that are offering a similar service but focussing on different markets.

- **Abra:** a p2p solution that focuses on allowing a regular Joe to act like a bank/ATM. This is incredibly unsafe and puts both parties at risk.
- **SoCash:** based in Singapore and focused on the Android marketplace; focused on building a mobile solution for banks to use.
- **MoneyOn Mobile:** market focus is India. With a potential of 600M people to provide service to, they are the closest competitor but have no desire to go beyond the India marketplace (according to their COO).

Although the market has the potential to bring on many more companies that are looking at solving the access to cash problem, the market is so large that every company can attack one niche, become successful and not impact the business or potential of the other companies.

We are excited that we are not the only ones that see the potential in this market and as we keep an eye on our competitors, they serve as a way for us to grow through their mistakes.



Chat

Invest in SPARE Today: Help Build the Future of Banking Services


SPARE
Your Private ATM
Sign In
Register

We look forward to you joining us on this journey of creating a better system for financial inclusion via the mobile devices we all use frequently!

By allowing consumers the ability to do things with their phone, as far as banking, that they were not able to do before we are following a trend that has been ever-present of the past decade and we do not see this changing in the future.

Chat

Mobile banking solutions are the present reality and the future for relationships with consumers and we are happy to say that the unbanked/underbanked has a company in its corner to ensure that they are able to have access to the same banking services as the regularly banked community.

Our Team


LEADERSHIP AT SPARE
D'ONTRA HUGHES
Founder and CEO
PRAKASH KOTWAL
Lead iOS Developer
LAWRENCE CHARLES
COO
OUR TEAM AT SPARE
Jason Mugford
Co-Founder &
Chief of Compliance
Priscilla Liu
Marketing Manager
Shannon Whallen
Sales Manager
Dale Seavey
CTO
Seth Nuzum
Blog & Social Media
Grace Yu
Research & Analysis
Pankaj Jindal
Lead Back-End Dev.
Crystal Sher
Social Media
Silky Raj
Email Marketing

Chat
Chat
Chat

SPARE Launches (Oct 2015)

SPARE is born in Santa Monica, CA

Date of your SPARE's Founding

Release to public (Aug 2016)

First public ready release in AppStore

SPARE. Launches on StartEngine!

SPARE seeks $100k from everyday investors.

Date of StartEngine Launch (Present)

Date of StartEngine Close (2 Months Out)

SPARE Raises $1M on StartEngine!

Next stop: a $10M raise (ANTICIPATED)

August 2017 Testing Android v1

Android v1

(ANTICIPATED)

Present at Money 20/20

Money 20/20 iOS release of v4

(ANTICIPATED)

Chat

Chat

In the Press

SHOW MORE

Chat

Meet the Founders



S

D'ontra Hughes

CEO

Financial Services, 3rd time founder. Fin-tech entrepreneur with experience in a variety of industry competencies including: operations, finance, and business development. Driven by the world of innovation and a main focus on disrupting current business models. Previously CEO at Mercuri Systems, Inc. for 3 years. Mercuri was the precursor to SPARE as a fin-tech solution to the inconvenience of ATM use.



Prakash Kotwal

iOS Dev

iOS Development and platform engineering. Previously iOS developer at at GrafioShoreNepal.com for 3 years.



Jason Mugford

Head of Complaince

Highly motivated and disciplined with a unique ability to see the synergies possible by combining seemingly unrelated projects, corporate capabilities and technologies. Skilled at building and managing collaborative efforts focused on developing business opportunities. Previously a business development consultant for 9 years prior to 3-year tenure at SPARE.

Chat

Offering Summary

Maximum 153,846 shares of common stock ($99,999.90)

Minimum 15,384 shares of common stock ($9,999.60)

Chat

Company	SPARE CS INC
Corporate Address	12000 Riverside Drive #323 Valley Village CA 91607
Description of Business	Financial Services
Type of Security Offered	Common Stock
Purchase Price of Security Offered	0.65 usd per share
Minimum Investment Amount (per investor)	260 usd

Perks

$500 + Invite to invitation-only Q&A with founders

$1000 + Life-time fee discount

$2500 + Invite for lunch with Founders

$5000 + Featured on investor list on website

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investme Chat decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not b recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow SPARE to get notified of future updates!

Comments (0 total)

Add a public comment...

Post

Chat

Chat

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Chat

Chat